Exhibit (a)(1)(K)

FORM OF AMENDMENT TO STOCK OPTION AGREEMENT AND
PROMISE TO MAKE CASH PAYMENT

To:

From:              The Walt Disney Company

Date:

Subject:          Amendment of Your Stock Options

You have elected to participate in the Offer to Amend the Exercise Price of Certain Options to have the exercise price of certain of your options amended. We have accepted your election to amend the options listed on the attached Schedule of Amended Options and Cash Payments (the “Options”). These Options are now exercisable, subject to vesting and the other terms of these Options, at the new exercise price as listed on the attached Schedule of Amended Options and Cash Payments.

In exchange for your agreement to amend your options to purchase shares of Disney common stock, as indicated by your election form, Disney hereby promises to pay you a cash payment as described on the Schedule of Amended Options and Cash Payments attached hereto.

Any such payment will be paid, less applicable tax withholding, promptly on or after January 4, 2008. The payments due to you are shown on the attached Schedule of Amended Options and Cash Payments. These payments are not subject to vesting and will be made to you regardless of whether the amended option is vested on the payment date and regardless of whether or not you are employed by us on the payment date.

This memo acts as an amendment to each of your Options. To the extent not amended by this memo, your Options will continue to be subject to the terms and conditions of The Walt Disney Company/Pixar 1995 Stock Plan, as amended, or the Amended and Restated The Walt Disney Company/Pixar 2004 Equity Incentive Plan, as applicable, under which the original options were granted.

This memo is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Amend the Exercise Price of Certain Options; (2) the E-mail to All Eligible Holders; and (3) the election form (collectively, the “Offer Documents”), all of which are incorporated herein by reference. This memo and the Offer Documents reflect the entire agreement between you and Disney concerning this transaction. This memo may be amended only by means of a writing signed by you and an authorized officer of Disney.

THE WALT DISNEY COMPANY

By:

Date:

Title:

The Walt Disney Company
Schedule of Amended Options and Cash Payments
as of Friday, May 4, 2007

Name:
ID:

The following is the schedule of your amended Disney option grant(s):

Option Date	Option Number	Plan	Number of Shares Underlying Option Grant	New Exercise Price Per Share	Cash Payment Per Share	Total Cash Payment
[ ]	[ ]	[ ]	[ ]	[$ ]	[$ ]	[$ ]

If you have questions about the above list, you should e-mail corp.409AQuestions@disney.com and include your telephone number, and we will call you.  You may also call Yvonne Brazil at (510) 922-3742 with your question.